                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                              BARGO ENERGY COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                  067587 10 5
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 14, 1999
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 067587 10 5              SCHEDULE 13D

(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     (entities only)

     EnCap Energy Capital Fund III, L.P.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)     (a) [ ]
                                                                             (b) [X]
(3)  SEC Use Only

(4)  Source of Funds (See Instructions)
     OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                                [ ]

(6)  Citizenship or Place of Organization EnCap Energy Capital Fund III, L.P.
     ("EnCap III") is a limited partnership organized under the laws of the state of Texas

                            (7)      Sole Voting Power
     Number of                       5,583,755(1)
     Shares Bene-
     ficially               (8)      Shared Voting Power
     Owned by                        0
     Each
     Reporting              (9)      Sole Dispositive Power
     Person With                     5,583,755(1)

                            (10)     Shared Dispositive Power
                                     0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     5,583,755

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                               [ ]

(13) Percent of Class Represented by Amount in Row (11)
     6.1%

(14) Type of Reporting Person (See Instructions)
     PN


(1) As exercised through its general partner, EnCap Investments L.L.C.

CUSIP NO. 067587 10 5              SCHEDULE 13D

(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     (entities only)

     ENCAP INVESTMENTS L.L.C.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)     (a) [ ]
                                                                             (b) [ ]
(3)  SEC Use Only

(4)  Source of Funds (See Instructions)
     OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                                [ ]

(6)  Citizenship or Place of Organization EnCap Investments L.L.C. ("EnCap
     Investments") is a limited liability company organized under the laws of the State of Delaware

                             (7)      Sole Voting Power
     Number of                        0
     Shares Bene-
     ficially                (8)      Shared Voting Power
     Owned by                         17,839,602(1)
     Each
     Reporting               (9)      Sole Dispositive Power
     Person With                      0

                             (10)     Shared Dispositive Power
                                      17,839,602(1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     17,839,602(2)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                               [ ]

(13) Percent of Class Represented by Amount in Row (11)
     19.4%

(14) Type of Reporting Person (See Instructions)
     OO

     (1) EnCap Investments may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by EnCap III, EnCap III-B and BOCP (defined herein), as well as certain other affiliates of EnCap Investments. See Items 2, 5 and 6.

     (2) EnCap Investments disclaims any beneficial ownership of the shares owned by EnCap III, EnCap III-B, BOCP and such other affiliates.

CUSIP NO. 067587 10 5             SCHEDULE 13D

(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     (entities only)

     ENCAP ENERGY CAPITAL FUND III-B, L.P.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)      (a) [ ]
                                                                              (b) [X]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)
     OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                                 [ ]

(6)  Citizenship or Place of Organization EnCap Energy Capital Fund III-B, L.P.
     ("EnCap III-B") is a limited partnership organized under the laws of the State of Texas

                                   (7)      Sole Voting Power
      Number of                             4,222,999 (1)
      Shares Bene-
      ficially                     (8)      Shared Voting Power
      Owned by                              0
      Each
      Reporting                    (9)      Sole Dispositive Power
      Person With                           4,222,999 (1)

                                   (10)     Shared Dispositive Power
                                            0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,222,999

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                                [ ]

(13) Percent of Class Represented by Amount in Row (11)
     4.6%

(14) Type of Reporting Person (See Instructions)
     PN


(1) As exercised through its general partner, EnCap Investments L.L.C.

CUSIP NO. 067587 10 5             SCHEDULE 13D

(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     (entities only)

     BOCP Energy Partners, L.P.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)      (a) [ ]
                                                                              (b) [X]
(3)  SEC Use Only

(4)  Source of Funds (See Instructions)
     OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                                 [ ]

(6) Citizenship or Place of Organization BOCP Energy Partners, L.P. ("BOCP") is a limited partnership organized under the laws of the State of Texas

                                   (7)      Sole Voting Power
      Number of                             0
      Shares Bene-
      ficially                     (8)      Shared Voting Power
      Owned by                              1,366,277 (1)
      Each
      Reporting                    (9)      Sole Dispositive Power
      Person With                           0

                                   (10)     Shared Dispositive Power
                                            1,366,277 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,366,277

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                                [ ]

(13) Percent of Class Represented by Amount in Row (11)
     1.5%

(14) Type of Reporting Person (See Instructions)
     PN

     (1) Voting and dispositive power is shared between BOCP and EnCap Investments (defined herein), by virtue of an investment agreement. See Items 5 and 6.

ITEM 1. SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Bargo Energy Company, a Texas corporation and successor by merger to Future Petroleum Corporation, a Utah corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 700 Louisiana, Suite 3700, Houston, Texas 77002.

ITEM 2. IDENTITY AND BACKGROUND.

(a) - (c), (f)

      The principal business of EnCap Energy Capital Fund III, L.P., a Texas limited partnership ("EnCap III"), is engaging in oil and gas investments. EnCap Investments L.L.C., a Delaware limited liability company ("EnCap Investments"), is the general partner of EnCap III. The executive offices of EnCap III are located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002.

      EnCap Energy Capital Fund III-B, L.P. ("EnCap III-B") is a Texas limited partnership with its principal executive offices at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap III-B is engaging in oil and gas investments. EnCap Investments is the general partner of EnCap III-B.

      EnCap Investments is a Delaware limited liability company with its principal executive offices at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. EnCap Investments is the general partner of EnCap III and EnCap III-B. The principal business of EnCap Investments is engaging in oil and gas investments. Current information concerning the sole member and managing directors of EnCap Investments is set forth on Schedule I hereto. The sole member of EnCap Investments is El Paso Field Services Company, a Delaware corporation ("El Paso Field Services").

      El Paso Field Services Company is a Delaware corporation with its principal executive offices at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Field Services is natural gas gathering and processing and intrastate gas transmission. Current information concerning the controlling person and executive officers and directors of El Paso Field Services is set forth on Schedule I hereto. The controlling person of El Paso Field Services is El Paso Energy Corporation, a Delaware corporation ("El Paso Energy").

      El Paso Energy is a Delaware corporation with its principal executive offices located at the El Paso Energy Building, 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Energy is serving as a holding company for its various subsidiaries, which are engaged in energy and related businesses. Current information concerning the executive officers and directors of El Paso Energy is set forth on Schedule I hereto.

      BOCP Energy Partners, L.P. ("BOCP") is a Texas limited partnership. The principal business of BOCP is engaging in oil and gas investments. The principal executive offices of BOCP are located at 1100

Louisiana Street, Suite 3150, Houston, Texas 77002. Banc One Capital Partners VIII, Ltd. is the general partner of BOCP.

      Banc One Capital Partners VIII, Ltd. is an Ohio limited liability company, with its principal executive offices at 150 East Gay Street, Columbus, Ohio 43215. The principal business of Banc One Capital Partners, VIII, Ltd. is operating a closed-end investment fund ("Business") that acts as the general partner of BOCP and to engage in other activities necessary or incidental to such Business. The managing member of Banc One Capital Partners VIII, Ltd. is BOCP Holdings Corporation. Current information concerning the managers of Banc One Capital Partners VIII, Ltd. is set forth on Schedule I hereto.

      BOCP Holdings Corporation is an Ohio corporation with its principal executive offices at 150 East Gay Street, Columbus, Ohio 43215. The principal business of BOCP Holdings Corporation is investments. BOCP Holdings Corporation is a wholly-owned subsidiary of Banc One Capital Holdings Corporation, an Ohio corporation. Current information concerning the directors and executive officers of BOCP Holdings Corporation is set forth on Schedule I hereto.

      Banc One Capital Holdings Corporation is an Ohio corporation with its principal executive offices at 150 East Gay Street, Columbus, Ohio 43215 and is a wholly-owned subsidiary of BANC ONE CORPORATION. The principal business of Banc One Capital Holdings Corporation is investments. Current information concerning the directors and executive officers of Banc One Holdings Corporation is set forth on Schedule I hereto.

      BANC ONE CORPORATION is an Ohio corporation with its principal executive offices at 150 E. Broad Street, Columbus, Ohio 43271. BANC ONE CORPORATION is a bank holding company that provides a full range of consumer and commercial banking and related financial services. Current information concerning the directors and executive officers of BANC ONE CORPORATION is set forth on
Schedule I hereto.

(d) During the last five years, neither the parties listed in this Item 2 nor, to the best knowledge of the reporting persons, any of the persons listed in
Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the parties listed in this Item 2 nor, to the best knowledge of the reporting persons, any of the persons listed in
Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

PURCHASE OF CAPITAL STOCK

      On May 14, 1999, the Issuer closed a transaction pursuant to which it issued and sold to Kayne Anderson Energy Fund, L.P. ("Kayne"), BancAmerica Capital Investors SBIC I, L.P. ("BancAmerica"), Eos Partners, L.P., Eos Partners SBIC, L.P., Eos Partners SBIC II, L.P. (collectively, "Eos"), Energy Capital Investment Company PLC, EnCap III-B, BOCP, EnCap III

(collectively, "EnCap") and SGC Partners II LLC ("SGC" and together with Kayne, BancAmerica, Eos and EnCap, the "Investors") shares of a newly created class of preferred stock. Pursuant to a Stock Purchase Agreement among the Issuer and the Investors, five million shares of the Issuer's Cumulative Redeemable Preferred Stock, Series B ("Preferred Stock") were issued in exchange for an aggregate purchase price of $50 million paid by the Investors. As additional consideration, the Issuer issued to the Investors an aggregate of 43,815,810 shares of its Common Stock, representing 40% of the outstanding Common Stock (on a fully diluted basis). If the Issuer redeems all of the outstanding shares of Preferred Stock prior to May 14, 2001, the Investors must sell back, for a total of $100, to the Issuer 12.5% of the shares of Common Stock originally issued to the Investors.

      Dividends on the Preferred Stock equal to 10% per annum are payable quarterly. The dividend rate is subject to increase (but in no event to more than 16%) or decrease (but in no event to less than 10%) based upon the Issuer's ratio of certain assets to liabilities, which is calculated on January 1 and July 1 of each year or at such other time as requested by the Investors. The Preferred Stock may be redeemed at any time by the Issuer and must be redeemed upon the occurrence of certain events, including upon the fifth anniversary of the issue date or upon a change of control. A change of control is deemed to occur upon any merger, reorganization, purchase or sale of more than 50% of the Issuer's voting securities, the sale of substantially all of the assets of the Issuer or at any time Tim Goff ceases to serve as the Issuer's Chief Executive Officer. The Issuer is prohibited from taking certain actions, including authorizing, creating or issuing any shares of capital stock, amending the articles of incorporation of the Issuer and authorizing a merger or change of control, without the consent of the holders of a majority of the outstanding shares of Preferred Stock.

SECOND AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT

      In connection with the transaction, the Issuer, Bargo Energy Resources, Ltd., TJG Investments, Inc., Bargo Energy Company, Tim J. Goff, Thomas Barrow, James E. Sowell and Bargo Operating Company, Inc. (collectively, the "Bargo Group"), B. Carl Price, Don Wm. Reynolds (Mr. Price and Mr. Reynolds are referred to as the "Price Group"), EnCap Equity 1994 Limited Partnership and the Investors entered into a Second Amended and Restated Shareholders' Agreement (the "New Shareholders' Agreement"), thereby amending the Amended and Restated Shareholders' Agreement formerly in place with the Issuer and certain of its shareholders. Under the New Shareholders' Agreement, the holders of the Preferred Stock have the right, for so long as the Preferred Stock is outstanding and until the occurrence of certain other events, to appoint designated nominees to the Issuer's Board of Directors. Accordingly, as part of these transactions, B. Carl Price, Mary Elizabeth Vanderhider and Kimberley G. Seekely have resigned from the Issuer's Board of Directors. Of the three vacancies on the Board of Directors, one will be filled by a nominee to be named by Kayne, one was filled by a nominee of BancAmerica and one was jointly filled by a nominee of Eos and SGC. Brian D. Young was appointed to serve as the Eos/SGC nominee and J. Travis Hain was appointed to serve as BancAmerica's nominee. The EnCap entities have the right to appoint two nominees to the Board of Directors and the members of the Bargo Group have the right to appoint two nominee to the Board of Directors. The Price Group no longer has the right to appoint nominees to the Board of Directors. The continuing members of Bargo's Board are Tim J. Goff and Thomas D. Barrow (as the Bargo Group nominees) and Gary R. Petersen and

D. Martin Phillips (as the EnCap nominees). The New Shareholders' Agreement also sets forth certain rights of first refusal and tag along rights among the parties thereto.

      The provisions of the New Shareholders' Agreement relating to voting and transfer of Common Stock may be deemed to form a group composed of the parties to the New Shareholders' Agreement.

SECOND AMENDMENT TO REGISTRATION RIGHTS AGREEMENT

      The Issuer, the Investors and EnCap Equity 1994 Limited Partnership also entered into a Second Amendment to Registration Rights Agreement dated May 14, 1999 providing for registration rights under an existing Registration Rights Agreement among the Issuer and certain of the EnCap entities. The Registration Rights Agreement, as amended, provides certain demand and piggyback registration rights for the shares of Common Stock issued to the Investors.

AMENDMENT TO ISSUER'S BY-LAWS

      In connection with the transaction, the Issuer amended its Bylaws to provide that for so long as each of (i) EOS and SGC (jointly), (ii) Kayne,
(iii) BancAmerica, (iv) EnCap and (v) the Bargo Group (each, a "Nominee Group") is entitled to nominate one or more persons to the Board of Directors of the Issuer as provided in the New Shareholders' Agreement, no act shall be deemed to be an act of the Board of Directors or to be authorized and approved by the Board of Directors without the approval of at least three directors that are nominated by at least three separate Nominee Groups. In addition, Article VIII of the Bylaws providing certain voting rights to the nominee of the Bargo Group, was deleted.

ITEM 4. PURPOSE OF TRANSACTION.

      EnCap III, EnCap III-B and BOCP hold a substantial ownership position in the Issuer in order to be able to influence the business and management of the Issuer. Such reporting persons, through their nominees on the Board of Directors, intend to actively participate in the business and management of the Issuer. Under the New Shareholders' Agreement, the Investors collectively have the ability to control the Issuer with respect to the election of directors.

      The reporting persons intend to monitor and evaluate their investment in the Issuer in light of pertinent factors, including oil and gas prices, market conditions, the Issuer's performance and prospects, the trading prices of the Common Stock, conditions in the oil and gas industry and general economic conditions. EnCap III, EnCap III-B and BOCP may make additional purchases of Common Stock in the future through market transactions or otherwise, maintain their current investment or dispose of some or all of the Common Stock.

      Except as set forth above, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The following table describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by the reporting persons and the other parties to the New Shareholders' Agreement and their officers, directors, partners and control persons ("Related Parties"), other than those Related Parties that own no shares of Common Stock or securities convertible into or exerciseable for shares of Common Stock. All percentages are based on 48,357,784 shares of Common Stock issued and outstanding on May 14, 1999, as represented by the Issuer in the Stock Purchase Agreement dated May 14, 1999 among Bargo and the Investors, plus the 43,815,810 shares of Common Stock issued to the Investors on May 14, 1999.

                                        SHARES OUTSTANDING         DERIVATIVE SECURITIES                  TOTAL
                                   ----------------------------  --------------------------   ------------------------------
               NAME                    SOLE          SHARED          SOLE         SHARED         NUMBER            %(1)
---------------------------------- -------------  -------------  ------------  ------------   -------------   --------------

Bargo Energy Company                    --            7,078,333       --            --            7,078,333            7.68%
Bargo Energy Resources, Ltd.            --            4,694,859       --         250,000(2)       4,944,859            5.35%
Bargo Operating Company, Inc.           --            4,954,859       --         250,000(2)       5,204,859            5.63%
Tim J. Goff                            8,406,667     13,288,192       --         250,000(2)      21,944,859           23.74%
TJG Investments, Inc.                   --            1,255,000       --            --            1,255,000            1.36%
Thomas D. Barrow                       8,666,667       --             --            --            8,666,667            9.40%
James E. Sowell                        8,666,666       --             --            --            8,666,666            9.40%
Energy Capital Investment
Company PLC                                    -      4,241,598       --            --            4,241,598            4.60%
EnCap Equity 1994 Limited
Partnership                            2,424,973       --             --            --            2,424,973            2.63%
EnCap Energy Capital Fund III,
L.P.                                   5,583,755       --             --            --            5,583,755            6.06%
EnCap Energy Capital Fund III-B,
L.P.                                   4,222,999       --             --            --            4,222,999            4.58%
BOCP Energy Partners, L.P.              --            1,366,277       --            --            1,366,277            1.48%
EnCap Investments, L.L.C.               --           17,839,602       --            --           17,839,602           19.35%
B. Carl Price                          1,126,869       --             --         613,131(3)       1,740,000            1.88%
Don Wm. Reynolds                         753,362       --             --            --              753,362            0.82%
Kayne                                  8,763,162       --             --            --            8,763,162            9.51%
BancAmerica                           13,144,743       --             --            --           13,144,743           14.26%
SGC Partners II LLC.                   4,381,581       --             --            --            4,381,581            4.75%
Eos Partners, L.P.                       328,619       --             --            --              328,619            0.36%
Eos Partners SBIC, L.P.                3,417,633       --             --            --            3,417,633            3.71%
Eos Partners SBIC II, L.P.               635,329       --             --            --              635,329            0.69%

     --------------

     (1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.

     (2)  Represents warrants to purchase Common Stock.

     (3) Includes 550,000 shares of Common Stock that may be acquired pursuant to employee stock options which may be exercised immediately. Also includes 63,131 shares of Common Stock, the maximum number of shares which Mr. Price has the right to acquire during the 60 days following May 14, 1999 under an employment agreement with Bargo. Under this agreement, Mr. Price may elect to receive all or a portion of his salary in shares of Common Stock at a price per share of $0.33 per share until December 31, 1999. From January 1, 2000 and until the employment agreement terminates, the purchase price per share is the average midpoint between the bid and asked price of the Common Stock on the OTC Bulletin Board for the last five days of the calendar year prior to the year the compensation is earned. The 63,131 shares included in the foregoing table represents the maximum number of shares which Mr. Price could acquire during the 60 day period following May 14, 1999 if he converted all of his salary into shares of Common Stock.

          (b) BOCP. Pursuant to the Management Agreement (as defined in Item
          6), BOCP shares the power to vote or direct the vote and to dispose or direct the disposition of 1,366,277 shares of Common Stock with EnCap Investments. In addition, all shares of Common Stock owned by BOCP are subject to the voting and transfer provisions of the New Shareholders' Agreement.

               EnCap III. EnCap III has the sole power to vote or direct the vote and to dispose or direct the disposition of 5,583,755 shares of Common Stock. In addition, all shares of Common Stock owned by EnCap III are subject to the voting and transfer provisions of the New Shareholders' Agreement.

               EnCap III-B. EnCap III-B has the sole power to vote or direct the vote and to dispose or direct the disposition of 4,222,999 shares of Common Stock. In addition, all shares of Common Stock owned by EnCap III-B are subject to the voting and transfer provisions of the New Shareholders' Agreement.

               EnCap Investments. EnCap Investments may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of 17,839,602 shares of Common Stock owned by BOCP (by virtue of the Management Agreement, as defined in Item 6), EnCap III (as its general partner), EnCap III-B (as its general partner) and certain other affiliates of EnCap Investments. EnCap Investments disclaims beneficial ownership of any shares of Common Stock owned by EnCap III, EnCap III-B, BOCP or such other affiliates.

               El Paso Field Services and El Paso Energy. Each of El Paso Field Services and El Paso Energy may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the shares of Common Stock owned or deemed to be owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments).

               Banc One Capital Partners VIII, Ltd.. Banc One Capital Partners VIII, Ltd. may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the 1,366,277 shares of Common Stock owned by BOCP (by virtue of being the general partner of BOCP).

               BOCP Holdings Corporation, Banc One Capital Holdings Corporation and BANC ONE CORPORATION. Each of BOCP Holdings Corporation, Banc One Capital Holdings Corporation and BANC ONE CORPORATION may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the shares of Common Stock owned or deemed to be owned by Banc One Capital Partners VIII, Ltd. (by virtue of being controlling persons of Banc One Capital Partners VIII, Ltd.).

               Executive Officers and Directors. Except as otherwise described herein, to the knowledge of the reporting persons, no executive officer or director of the reporting persons or managing director of EnCap Investments or other person listed in Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

          (c) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the reporting persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

          (d) Except as otherwise described herein, no person other than EnCap III, EnCap III-B and BOCP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

          (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

               EnCap Investments is a party to that certain Management Agreement dated August 21, 1997 among EnCap Investments, BOCP and Banc One Capital Partners VIII, Ltd. (the "Management Agreement") whereby EnCap Investments acts as an investment advisor to BOCP.

               Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in
          Item 2 or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by the reporting persons.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1    -   Joint Filing Agreement dated May 21, 1999 among
                           EnCap III, EnCap III-B, BOCP and EnCap Investments.*

          Exhibit 4.1  -   Registration Rights Agreement dated August 14, 1998
                           between Future Petroleum Corporation, Energy Capital
                           Investment Company PLC and EnCap Equity 1994
                           Limited Partnership.**

          Exhibit 4.2  -   Second Amendment to Registration Rights Agreement
                           dated May 14, 1999 by and among Bargo Energy
                           Company, a Texas corporation, Energy Capital
                           Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a
                           Texas limited partnership, EnCap Energy Capital Fund
                           III-B, L.P., a Texas limited partnership, BOCP
                           Energy Partners, L.P., a Texas limited partnership,
                           EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a
                           Delaware limited partnership, BancAmerica Capital
                           Investors SBIC I, L.P., a Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a
                           Delaware limited partnership, and SGC Partners II
                           LLC, a Delaware limited liability company.*

          Exhibit 4.3  -   Second Amended and Restated Shareholders' Agreement
                           dated May 14, 1999 by and among Bargo Energy Company, a Texas corporation, B. Carl Price, a Texas resident,
                           Don Wm. Reynolds, a Texas resident, Energy Capital
                           Investment Company PLC, an English investment company, EnCap Equity 1994

                           Limited Partnership, a Texas limited partnership, Bargo Energy Resources, Ltd., a Texas limited partnership, TJG Investments, Inc., a Texas corporation, Bargo Energy Company, a Texas general partnership, Tim J. Goff, Thomas Barrow, James E. Sowell, Bargo Operating Company, Inc., a Texas corporation, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II LLC, a Delaware limited liability company.*

         Exhibit 10.1  -   Stock Purchase Agreement dated May 14, 1999 by and
                           among Energy Capital Investment Company PLC, an
                           English investment company, EnCap Energy Capital
                           Fund III-B, L.P., a Texas limited partnership, BOCP
                           Energy Partners, L.P., a Texas limited partnership,
                           EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a
                           Delaware limited partnership, BancAmerica Capital
                           Investors SBIC I, L.P., a limited partnership, Eos
                           Partners, L.P., a Delaware limited partnership, Eos
                           Partners SBIC, L.P., a Delaware limited partnership,
                           Eos Partners SBIC II, L.P., a Delaware limited partnership, SGC Partners II LLC, a Delaware limited liability company and Bargo Energy Company, a Texas corporation.*

         Exhibit 10.2  -   Management Agreement dated August 21, 1997, by and
                           among Banc One Capital Partners VIII, Ltd., an Ohio limited liability company, BOCP Energy Partners, L.P., a Texas limited partnership, and EnCap
                           Investments L.L.C., a Texas limited liability company.*

         *        Filed herewith.

         ** Incorporated by reference to Exhibit 4.9 to Schedule 13D/A dated August 14, 1998, as filed regarding the common stock of Future Petroleum Corporation owned by Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership and EnCap Investments L.L.C.

                                   SCHEDULE I

                     DIRECTORS, MANAGERS, EXECUTIVE OFFICERS
                             OR CONTROLLING PERSONS

     1. EnCap Investments. Set forth below are the name, business address and present, principal occupation or employment of each managing director of EnCap Investments. The business address of each managing director, unless otherwise indicated below, is 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. Each member and managing director of EnCap is a United States citizen. To the knowledge of the reporting persons, none of such individuals directly owns any Common Stock.



         Name             Present Principal Occupation or Employment
         ----             ------------------------------------------


     Gary R. Peterson     Gary R. Petersen is a Managing Director of EnCap Investments.

     D. Martin Phillips   D. Martin Phillips is a Managing Director of EnCap Investments.

     David B. Miller      David B. Miller is a Managing Director of EnCap Investments.

     Robert L. Zorich     Robert L. Zorich is a Managing Director of EnCap Investments.

     D. Mark Leland       D. Mark Leland is a Managing Director of EnCap Investments.


     2. El Paso Field Services. The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of El Paso Field Services is set forth below.


Name and Citizenship                  Business Address                    Position/Principal Occupation
--------------------                  ----------------                    -----------------------------

Executive Officers & Directors:
--------------------------------------------------------------------------------------------------------------------
William A. Wise                       El Paso Energy Corporation          Chairman of the Board of El Paso Field
(United States Citizen)               1001 Louisiana Street               Services
                                      Houston, Texas 77002
Robert G. Phillips                    El Paso Energy Corporation          Director and President of El Paso Field
(United States Citizen)               1001 Louisiana Street               Services
                                      Houston, Texas 77002
H. Brent Austin                       El Paso Energy Corporation          Director, Executive Vice President and
(United States Citizen)               1001 Louisiana Street               Chief Financial Officer of El Paso Field
                                      Houston, Texas 77002                Services
--------------------------------------------------------------------------------------------------------------------
Jeffrey I. Beason                     El Paso Energy Corporation          Vice President and Controller of El Paso
(United States Citizen)               1001 Louisiana Street               Field Services
                                      Houston, Texas 77002


C. Dana Rice                          El Paso Energy Corporation          Vice President and Treasurer of El Paso
(United States Citizen)               1001 Louisiana Street               Field Services
                                      Houston, Texas 77002
Robert Cavnar                         El Paso Energy Corporation          Senior Vice President and Chief
(United States Citizen)               1001 Louisiana Street               Operating Officer
                                      Houston, Texas 77002
D. Mark Leland                        El Paso Energy Corporation          Vice President
(United States Citizen)               1001 Louisiana Street
                                      Houston, Texas 77002
Gary R. Peterson                      See Part 1 above.                   Senior Vice President
D. Martin Phillips                    See Part 1 above.                   Senior Vice President
David B. Miller                       See Part 1 above.                   Senior Vice President
Robert L. Zorich                      See Part 1 above.                   Senior Vice President
--------------------------------------------------------------------------------------------------------------------


     3. El Paso Energy. The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of El Paso Energy is set forth below.



Name and Citizenship                  Business Address                    Position/Principal Occupation
--------------------                  ----------------                    -----------------------------

Executive Officers & Directors:
William A. Wise                       El Paso Energy Corporation          Chairman of the Board,
(United States Citizen)               1001 Louisiana Street               President and Chief Executive Officer
                                      Houston, Texas 77002
H. Brent Austin                       El Paso Energy Corporation          Executive Vice President and Chief
(United States Citizen)               1001 Louisiana Street               Financial Officer
                                      Houston, Texas 77002
Richard Owen Baish                    El Paso Energy Corporation          President of El Paso Natural Gas Company
(United States Citizen)               1001 Louisiana Street
                                      Houston, Texas 77002
John D. Hushon                        El Paso Energy Corporation          President of El Paso Energy
(United States Citizen)               1001 Louisiana Street               International Company
                                      Houston, Texas 77002
Greg G. Jenkins                       El Paso Energy Corporation          President of El Paso Services Holding
(United States Citizen)               1001 Louisiana Street               Company
                                      Houston, Texas 77002
Robert G. Phillips                    El Paso Energy Corporation          President of El Paso Field Services
(United States Citizen)               1001 Louisiana Street               Company
                                      Houston, Texas 77002
John W. Somerhalder II                El Paso Energy Corporation          President of Tennessee Gas Pipeline
(United States Citizen)               1001 Louisiana Street               Company
                                      Houston, Texas 77002


Joel Richards III                     El Paso Energy Corporation          Executive Vice President
(United States Citizen)               1001 Louisiana Street
                                      Houston, Texas 77002
Mark A. Searles                       El Paso Energy Corporation          Senior Vice President
(United States Citizen)               1001 Louisiana Street
                                      Houston, Texas 77002
Jeffrey I. Beason                     El Paso Energy Corporation          Vice President and Controller
(United States Citizen)               1001 Louisiana Street
                                      Houston, Texas 77002
C. Dana Rice                          El Paso Energy Corporation          Vice President and Treasurer
(United States Citizen)               1001 Louisiana Street
                                      Houston, Texas 77002
Britton White Jr.                     El Paso Energy Corporation          Executive Vice President and General
(United States Citizen)               1001 Louisiana Street               Counsel
                                      Houston, Texas 77002
Byron Allumbaugh                      Ralphs Grocery Company              Director of El Paso/Retired
(United States Citizen)               610 Newport Center Drive,           Former Chairman, Ralphs Grocery Company
                                      Suite 210
                                      Newport Beach, CA 92660
Juan Carlos Braniff                   Presidente Masaryk No. 8 6th Floor  Director of El Paso/Deputy CEO Insurance
(Mexican Citizen)                     Col. Bosques de                     & Pensions Sector Grupo Financiero
                                      Chapultepec                         Bancomer
                                      Mexico, D.F. 11588
Peter T. Flawn                        University of Texas                 Director of El Paso
(United States Citizen)               23rd and San Jacinto                President Emeritus, University of Texas
                                      Room GEO526                         at Austin
                                      Austin, Texas 78705
James F. Gibbons                      Stanford University                 Director of El Paso/Former Dean of
(United States Citizen)               Paul G. Allen Center for            Engineering, Stanford University
                                      Integrated Systems
                                      Room 201, Mail Stop 4075
                                      Stanford, CA 94305
Ben F. Love                           Chase Bank of Texas                 Director of El Paso/Investor Former
(United States Citizen)               600 Travis, 18th Floor              Chairman and CEO, Texas Commerce
                                      Houston, Texas 77002                Bancshares
Kenneth L. Smalley                    5 Queensview Court                  Director of El Paso/Retired
(United States Citizen)               Dallas, Texas 75225                 Former President of Phillips 66 Natural
                                                                          Gas Company
Malcolm Wallop                        Frontiers of Freedom                Director of El Paso
(United States Citizen)               Western Strategy Group              Chairman, Western Strategy Group and
                                      1100 Wilson Boulevard, Suite 1400   Frontiers of Freedom
                                      Arlington, VA 22209

     4. Banc One Capital Partners VIII, Ltd. Set forth below are the name, business address and present principal occupation or employment of each manager of Banc One Capital Partners VIII, Ltd. Each of the managers of Banc One Capital Partners VIII, Ltd. is a United States citizen. To the knowledge of the reporting persons, none of such individuals directly owns any Common Stock.


     Name                 Present Principal Occupation or Employment
     ----                 ------------------------------------------

     David R. Meuse       David R. Meuse is Chairman, President and Chief
                          Executive Officer of Banc One Capital Holdings
                          Corporation. His business address, and the address of
                          Banc One Capital Holdings Corporation, is 150 E. Gay
                          Street, 24th Floor, Columbus, Ohio 43215.

     James J. Henson      James J. Henson is Executive Vice President of Banc
                          One Capital Holdings Corporation and Executive Vice
                          President of BOCP Holdings Corporation. His business
                          address, and the address of Banc One Capital Holdings
                          Corporation, is 150 E. Gay Street, 24th Floor,
                          Columbus, Ohio 43215.

     Michael J. Endres    Michael J. Endres is Vice Chairman of Banc One Capital
                          Corporation and Chairman and President of BOCP
                          Holdings Corporation. His business address, and the
                          address of Banc One Capital Holdings Corporation, is
                          150 E. Gay Street, 24th Floor, Columbus, Ohio 43215.


     5. BOCP Holdings Corporation. Set forth below are the name, business address and present principal occupation or employment of each director and executive officer of BOCP Holdings Corporation. Directors are indicated by an asterisk (*). Each of the directors and executive officers of BOCP Holdings Corporation is a United States citizen. To the knowledge of the reporting persons, none of such individuals directly owns any Common Stock.


     Name                     Present Principal Occupation or Employment
     ----------------         --------------------------------------------------

     Michael J. Endres*       See Part 4 above.

     William P. Boardman*     William P. Boardman is Senior Vice President of
                              BANC ONE CORPORATION. His business address, and
                              the address of BANC ONE CORPORATION, is 100 E.
                              Broad Street, Columbus, Ohio 43215.

     Ronald D. Brooks*        Ronald D. Brooks has been Chairman, President and
                              Chief Executive Officer of Banc One Capital
                              Corporation since 1993. His business address, and
                              the address of Banc One Capital Corporation, is
                              150 E. Gay Street, 22nd Floor, Columbus, Ohio
                              43215.


     Frederick L. Cullen*     Frederick L. Cullen is President and Chief
                              Operating Officer of Banc One Ohio Corporation.
                              His business address, and the address of Banc One
                              Ohio Corporation, is 100 E. Broad Street,
                              Columbus, Ohio 43215, and its principal business
                              is owning and managing Bank One, N.A. and Bank One
                              Trust Company.

     G. Lee Griffin*          G. Lee Griffin is Chairman and Chief Executive
                              Officer of Banc One Louisiana Corporation. His
                              business address, and the address of Banc One
                              Louisiana Corporation, is Bank One Tower - Suite
                              2100, 451 Florida Street, Baton Rouge, Louisiana
                              70801. The principal business of Banc One
                              Louisiana Corporation is owning and managing Bank
                              One, Louisiana.

     Daniel J. Jessee*        Daniel J. Jessee has been Vice Chairman of Banc
                              One Capital Corporation since 1994. His business
                              address, and the address of Banc One Capital
                              Corporation, is 150 E. Gay Street, 22nd Floor,
                              Columbus, Ohio 43215. The principal business of
                              Banc One Capital Corporation is investments.

     David J. Kundert*        David J. Kundert has been Chairman and Chief
                              Executive Officer of Banc One Investment
                              Management Group, or its predecessor, since 1995.
                              His business address, and the address of Banc One
                              Investment Management Group, is 1111 Polaris
                              Parkway-B2, Columbus, Ohio 43240. The principal
                              business of Banc One Investment Management Group
                              is acting as a fiduciary branch, managing trusts
                              for business and individual clients and managing
                              client 401(k)s. Mr. Kundert is also President and
                              Chief Executive Officer of Banc One Investment
                              Advisors Corporation. The business address of Banc
                              One Investment Advisors Corporation is 1111
                              Polaris Parkway-B2, Columbus, Ohio 43240. The
                              principal business of Banc One Investment Advisors
                              Corporation is acting as an investment advisory
                              affiliate and managing BANC ONE CORPORATION's
                              401(k) plan and mutual funds.

     Robert F. B. Logan*      Robert F. B. Logan is currently retired. From 1995
                              to his retirement in 1996, Mr. Logan was President
                              and Chief Executive Officer of Bank One, Arizona.
                              His address, and the address of Bank One, Arizona,
                              is 241 North Central - 36th Floor, Phoenix,
                              Arizona 85004. The principal business of Bank One,
                              Arizona is banking. From 1992 to 1995, Mr. Logan
                              was retired.

     Donald L. McWhorter*     Donald L. McWhorter is currently retired. Prior to
                              his retirement in 1994, Mr. McWhorter was employed
                              with BANC ONE CORPORATION. His address, and the
                              address of BANC ONE CORPORATION, is 100 E. Broad
                              Street, Columbus, Ohio 43215. The principal
                              business of BANC ONE CORPORATION is banking.

     David R. Meuse*          See Part 4 above.



     James V. Pickett*        James V. Pickett is Vice Chairman of Banc One
                              Capital Corporation. His business address, and the
                              address of Banc One Capital Corporation, is 150 E.
                              Gay Street, 22nd Floor, Columbus, Ohio 43215. The
                              principal business of Banc One Capital Corporation
                              is investments.

     William E. Roberts*      William E. Roberts is Vice Chairman of Banc One
                              Capital Corporation. His business address, and the
                              address of Banc One Capital Corporation, is 150 E.
                              Gay Street, 22nd Floor, Columbus, Ohio 43215. The
                              principal business of Banc One Capital Corporation
                              is investments.

     Ronald G. Steinhart*     Ronald G. Steinhart has been Chairman and Chief
                              Executive Officer of Banc One Commercial Banking
                              Group since 1996. His business address, and the
                              address of Banc One Commercial Banking Group, is
                              150 E. Gay Street, Columbus, Ohio 43215. The
                              principal business of Banc One Commercial Banking
                              Group is commercial banking.


     6. Banc One Capital Holdings Corporation. Set forth are the name, business address and present principal occupation or employment of each director and executive officer of Banc One Capital Holdings Corporation. Directors are indicated by an asterisk (*). Each of the directors and executive officers of Banc One Capital Holdings Corporation is a United States citizen. To the knowledge of the reporting persons, none of such individuals directly owns any Common Stock.


     John R. McCoy*       John B. McCoy is Chairman of BANC ONE CORPORATION.
                          His business address, and the address of BANC ONE
                          CORPORATION, is 100 E. Broad Street, Columbus, Ohio
                          43215. The principal business of BANC ONE CORPORATION
                          is banking.

     David R. Meuse*      See Part 4 above.

     James J. Henson*     See Part 4 above.

     Ronald D. Brooks*    See Part 5 above.

     David J. Kundert*    See Part 5 above.

     Michael J. Endres*   See Part 4 above.

     Brad L. Pospichel    Brad L. Pospichel has been Executive Vice President
                          and Treasurer of Banc One Capital Holdings Corporation
                          since 1993. His business address, and the address of
                          Banc One Capital Holdings Corporation, is 150 E. Gay
                          Street, 24th Floor, Columbus, Ohio 43215. The
                          principal business of Banc One Capital Holdings is
                          investments.

     Carter K. McDowell   Carter K. McDowell has been Senior Vice President and
                          Director of Compliance of Banc One Capital Holdings
                          Corporation since September 1997. His business address, and the address of Banc One Capital Holdings, is 150 E. Gay Street, 24th Floor, Columbus, Ohio
                          43215. The principal business of Banc One Capital
                          Holdings is investments.

     7. BANC ONE CORPORATION. Set forth below are the name, business address and present principal occupation or employment of each director and executive officer of BANC ONE CORPORATION. Directors are indicated by an asterisk (*). Each of the directors and executive officers of BANC ONE CORPORATION is a United States citizen. To the knowledge of the reporting persons, none of such individuals directly owns any Common Stock.



     Bennett Dorrance*        Bennett Dorrance is an investor and Chairman and
                              Managing Director of DMB Associates. His business
                              address, and the address of DMB Associates, is 410
                              North 44th Street, Phoenix, Arizona 85008. The
                              principal business of DMB Associates is real
                              estate investment and development. Mr. Dorrance
                              also serves as Vice Chairman of Campbell Soup
                              Company, Inc. and is a director of UDC Homes, Inc.
                              The address of Campbell Soup Company, Inc. is
                              Campbell Place, Camden, New Jersey 08103-1799, and
                              its principal business is the manufacturing and
                              marketing of convenience food products. The
                              address of UDC Homes, Inc. is 6710 North
                              Scottsdale Road, Scottsdale, Arizona 85253, and
                              its principal business is home construction.

     Charles E. Exley, Jr.*   Charles E. Exley, Jr. is a Corporate Director of
                              BANC ONE CORPORATION. His business address, and
                              the address of BANC ONE CORPORATION, is 100 E.
                              Broad Street, Columbus, Ohio 43271. The principal
                              business of BANC ONE CORPORATION is banking.

     E. Gordon Gee*           E. Gordon Gee is President of The Ohio State
                              University. His business address, and the address
                              of The Ohio State University, is Columbus, Ohio
                              43210. In addition, Dr. Gee is a director of
                              Abercrombie & Fitch, Inc., ASACO, Inc., Columbia
                              Gas of Ohio, Glimcher Realty Trust, Intimate
                              Brands, Inc. and The Limited, Inc. The address of
                              Abercrombie & Fitch, Inc. is Four Limited Parkway
                              East, P.O. Box 182168 Reynoldsburg, Ohio 43218,
                              and its principal business is the purchase,
                              distribution and sale of men's and women' casual
                              apparel. The address of ASARCO, Inc. is 180 Maiden
                              Lane, New York, New York 10038, and its principal
                              business is the production of nonferrous metals,
                              specialty chemicals and aggregates. The address of
                              Columbia Gas of Ohio is 200 Civic Center Dove
                              South, Columbus, Ohio 43215 and its principal
                              business is gas operations. The address of
                              Glimcher Realty Trust is 20 South Third Street,
                              Columbus, Ohio 43215, and its principal business
                              is owning, leasing, acquiring, developing and
                              operating enclosed regional malls, community
                              shopping center properties and single tenant
                              retail properties. The address of Intimate Brands,
                              Inc. is Three Limited Parkway, P.O. Box 16000,
                              Columbus, Ohio 43216, and its principal business
                              is the purchase, distribution and sale of
                              lingerie, personal care products


                              and women's apparel. The address of The Limited, Inc. is Three Limited Parkway, P.O. Box 16000,
                              Columbus, Ohio 43216, and its principal business is the purchase, distribution and sale of women's apparel, lingerie, men's apparel, personal care products, children's apparel and a wide variety of sporting goods.

     John R. Hall*            John R. Hall has been retired since 1996. From
                              1992 to 1996, Mr. Hall was Chairman and Chief
                              Executive Officer of Ashland, Inc. His business
                              address, and the address of Ashland, Inc., is 1000
                              Ashland Drive, Russell, Kentucky 41169. The
                              principal business of Ashland, Inc. is oil
                              refining and the manufacturing and distribution of
                              chemicals. Mr. Hall also serves as a director of
                              Reynolds Metals Company, Humana Inc., CSX
                              Corporation and UCAR International, Inc. The
                              address of Reynolds Metals Company is 6601 W.
                              Broad Street, Richmond, Virginia 23261, and its
                              principal business is the manufacturing of
                              aluminum. The address of Humana Inc. is 500 West
                              Main Street, Louisville, Kentucky 40202, and its
                              principal business is managed health care
                              products. The address of CSX Corporation is 9901
                              East Cary Street, Richmond, Virginia 23219-4031,
                              and its principal business is rail freight
                              transportation and distribution services. The
                              address of UCAR International is 39 Old Ridgebury
                              Road, Danbury, Connecticut 06817-00001, and its
                              principal business is the manufacture of graphite
                              and carbon electrodes.

     Laban P. Jackson, Jr.*   Laban P. Jackson, Jr. is Chairman and Chief
                              Executive Officer of Clear Creek Properties, Inc.
                              His business address, and the address of Clear
                              Creek Properties, Inc., is 101 Prosperous Place,
                              Lexington, Kentucky 40509. The principal business
                              of Clear Creek Properties, Inc. is real estate
                              development.

     John W. Kessler*         John W. Kessler is Chairman of The New Albany
                              Company. The principal business of The New Albany
                              Company is real estate development. In addition,
                              Mr. Kessler has been Chairman of Marsh & McLennan
                              Real Estate Advisors, Inc., a real estate
                              development company since 1980, and Chairman of
                              John W. Kessler Company, a real estate development
                              company, since 1975.

     Richard J. Lehmann*      Richard J. Lehmann has been President of BANC ONE
                              CORPORATION since 1995 and Chief Operating Officer
                              of BANC ONE CORPORATION since 1996. His business
                              address, and the address of BANC ONE CORPORATION,
                              is 100 E. Broad Street, Columbus, Ohio 43271.

     John B. McCoy*           See Part 6 above.

     John G. McCoy*           John G. McCoy is Chairman of the BANC ONE
                              CORPORATION Executive Committee. His business
                              address, and the address of BANC ONE


                              CORPORATION, is 100 E. Broad Street, Columbus,
                              Ohio 43271. The principal business of BANC ONE
                              CORPORATION is banking. Thekla R. Shackelford*
                              Thelka R. Shackelford is an education consultant.
                              In addition, Ms. Shackelford is a director of Wendy's International, Inc. and Fiserv Inc. The address of Wendy's International, Inc. is P.O. Box
                              256, 4288 West Dublin-Granville Road, Dublin, Ohio
                              43017-0256, and its principal business is quick service restaurants. The address of Fiserv Inc. is 255 Fiserv Drive, Brookfield, Wisconsin 53045, and its principal business is computer technology and related products.

     Frederick P. Stratton,   Frederick P. Stratton, Jr. is Chairman and Chief
     Jr. *                    Executive Officer of Briggs & Stratton
                              Corporation. His business address, and the address
                              of Briggs & Stratton Corporation, is 12301 West
                              Wirth Street, Wauwatosa, Wisconsin 53222. The
                              principal business of Briggs & Stratton
                              Corporation is the manufacture of air cooled
                              gasoline engines for outdoor power equipment. Mr.
                              Stratton is also a director of Midwest Express
                              Holdings, Inc., Weyco Group, Inc., Wisconsin
                              Electric Power Company and Wisconsin Energy
                              Corporation. The address of Midwest Express
                              Holdings, Inc. is 6744 South Howell Avenue, Oak
                              Creek, Wisconsin 53154, and its principal business
                              is the operation of a single-class, premium
                              service passenger jet airline. The address of
                              Weyco Group, Inc. is 234 E. Reservoir Avenue, P.O.
                              Box 1188, Milwaukee, Wisconsin 53201, and its
                              principal business is the manufacture, purchase
                              and distribution of men's footwear. The address of
                              Wisconsin Electric Power Company is 231 West
                              Michigan Street, P.O. Box 2045, Milwaukee,
                              Wisconsin 53201, and its principal business is
                              electric, gas and steam utilities. The address of
                              Wisconsin Energy Corporation is 231 West Michigan
                              Street, P.O. Box 2949, Milwaukee, Wisconsin 53201,
                              and its principal business is electric, gas and
                              steam utilities.

     Robert D. Walter*        Robert D. Walker is Chairman and Chief Executive
                              Officer of Cardinal Health, Inc. His business
                              address, and the address of Cardinal Health, Inc.,
                              is 5555 Glendon Court, Dublin, Ohio 43016. The
                              principal business of Cardinal Health, Inc. is the
                              wholesale distribution of pharmaceuticals and
                              related health care products. Mr. Walter is also a
                              director of Karrington Health, Inc. and
                              Westinghouse Electric Corporation. The address of
                              Karrington Health, Inc. is 919 Old Henderson Road,
                              Columbus, Ohio 43220 and its principal business is
                              developing, owing and operating assisted living
                              residences. The address of Westinghouse Electric
                              Corporation is Westinghouse Building, 11 Stanwix
                              Street, Pittsburgh, Pennsylvania 15222-1384, and
                              it is a global company operating in the fields of
                              entertainment, technology and industry.

     John C. Tolleson*        John C. Tolleson was formerly Chairman and Chief
                              Executive Officer of First USA, Inc. His business
                              address, and the address of First USA, Inc., is
                              1601 Elm Street, 47th Floor, Dallas, Texas 75201.
                              The principal business of First USA, Inc. is
                              issuing credit cards and providing other
                              credit-related services. In addition, Mr. Tolleson
                              was Chairman and Chief Executive Officer of First
                              USA Financial, Inc. The principal business of
                              First USA Financial, Inc. is conducting the
                              operations of First USA, Inc. Mr. Tolleson was
                              also a director of First USA Bank and First USA
                              Federal Savings Bank. The principal business of


                              First USA Bank is issuing credit cards. The principal business of First USA Federal Savings
                              Bank is providing financial services to card holders. Mr. Tolleson is also a chairman of First
                              USA Paymentech, which is a payment processor. The address of First USA Financial, Inc., First USA
                              Bank, First USA Federal Savings Bank and First USA
                              Paymentech is 1601 Elm Street, 47th Floor, Dallas,
                              Texas 75201.

     John F. Havens*          John F. Havens is an honorary director of BANK ONE
                              CORPORATION. He is currently retired. Prior to his
                              retirement, he was chairman of BANC ONE
                              CORPORATION. The address of BANC ONE CORPORATION
                              is 100 E. Broad Street, Columbus, Ohio 45271, and
                              its principal business is banking.

     Steven A. Bennett        Steven A. Bennett is Senior Vice President and
                              General Counsel of BANC ONE CORPORATION. His
                              business address, and the address of BANC ONE
                              CORPORATION, is 100 E. Broad Street, Columbus,
                              Ohio 43271. The principal business of BANC ONE
                              CORPORATION is banking.

     William P. Boardman      See Part 5 above.

     Bobby L. Doxey           Bobby L. Doxey has been Senior Vice President and
                              Controller of BANC ONE CORPORATION since May 1996.
                              His business address, and the address of BANC ONE
                              CORPORATION, is 100 E. Broad Street, Columbus,
                              Ohio 43271. The principal business of BANC ONE
                              CORPORATION is banking.

     Roman J. Gerber          Roman J. Gerber is Executive Vice President of
                              BANC ONE CORPORATION. His business address, and
                              the address of BANC ONE CORPORATION, is 100 E.
                              Broad Street, Columbus, Ohio 43271. The principal
                              business of BANC ONE CORPORATION is banking.

     William C. Leiter        William C. Leiter is Senior Vice President of BANC
                              ONE CORPORATION. His business address, and the
                              address of BANC ONE CORPORATION, is 100 E. Broad
                              Street, Columbus, Ohio 43271. The principal
                              business of BANC ONE CORPORATION is banking.

     Richard D. Lodge         Richard D. Lodge is Senior Vice President of BANC
                              ONE CORPORATION. His business address, and the
                              address of BANC ONE CORPORATION, is 100 E. Broad
                              Street, Columbus, Ohio 43271. The principal
                              business of BANC ONE CORPORATION is banking.

     Michael J. McMennamin    Michael J. McMennamin is Executive Vice President
                              and Chief Financial Officer of BANC ONE
                              CORPORATION. His business address, and the address
                              of BANC ONE CORPORATION, is 100 E. Broad Street,
                              Columbus, Ohio 43271. The principal business of
                              BANC ONE CORPORATION is banking.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 1999                  ENCAP ENERGY CAPITAL FUND III, L.P.
                                    By: EnCap Investments L.L.C., General
                                        Partner

                                        By: /s/ D. Martin Phillips
                                            ----------------------------------
                                            D. Martin Phillips
                                            Managing Director


Date: May 21, 1999                  ENCAP ENERGY CAPITAL FUND III-B, L.P.
                                    By: EnCap Investments L.L.C., General
                                        Partner

                                        By: /s/ D. Martin Phillips
                                            ----------------------------------
                                            D. Martin Phillips
                                            Managing Director


Date: May 21, 1999                   BOCP ENERGY PARTNERS, L.P.
                                     By: EnCap Investments L.L.C., Manager

                                        By: /s/ D. Martin Phillips
                                            ----------------------------------
                                            D. Martin Phillips
                                            Managing Director


Date: May 21, 1999                   ENCAP INVESTMENTS L.L.C.

                                        By: /s/   D. Martin Phillips
                                            ----------------------------------
                                            D. Martin Phillips
                                            Managing Director

                               INDEX TO EXHIBITS

Exhibit
  No.                         Description
-------                       -----------
   1     -    Joint Filing Agreement dated May 21, 1999 among EnCap III,
              EnCap III-B, BOCP and EnCap Investments.*

   4.1   -    Registration Rights Agreement dated August 14, 1998 between
              Future Petroleum Corporation, Energy Capital Investment Company
              PLC and EnCap Equity 1994 Limited Partnership.**

   4.2   -    Second Amendment to Registration Rights Agreement dated May 14,
              1999 by and among Bargo Energy Company, a Texas corporation,
              Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a Texas limited partnership, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a
              Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II LLC, a Delaware limited
              liability company.*

   4.3   -    Second Amended and Restated Shareholders' Agreement dated May
              14, 1999 by and among Bargo Energy Company, a Texas corporation,
              B. Carl Price, a Texas resident, Don Wm. Reynolds, a Texas resident, Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a
              Texas limited partnership, Bargo Energy Resources, Ltd., a Texas limited partnership, TJG Investments, Inc., a Texas corporation,
              Bargo Energy Company, a Texas general partnership, Tim J. Goff,
              Thomas Barrow, James E. Sowell, Bargo Operating Company, Inc., a
              Texas corporation, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a
              Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II LLC, a Delaware limited
              liability company.*

   10.1  -    Stock Purchase Agreement dated May 14, 1999 by and among Energy
              Capital Investment Company PLC, an English investment company,
              EnCap Energy Capital Fund III-B, L.P., a Texas limited
              partnership, BOCP Energy Partners, L.P., a Texas limited
              partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited
              partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, SGC Partners II LLC, a Delaware limited liability company and Bargo Energy Company, a Texas corporation.*

   10.2  -    Management Agreement dated August 21, 1997, by and among Banc
              One Capital Partners VIII, Ltd., an Ohio limited liability company, BOCP Energy Partners, L.P., a Texas limited partnership, and EnCap Investments L.L.C., a Texas limited liability company.*

     *    Filed herewith.

     ** Incorporated by reference to Exhibit 4.9 to Schedule 13D/A dated August 14, 1998, as filed regarding the common stock of Future Petroleum Corporation owned by Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership and EnCap Investments L.L.C.